Compliance Systems Corporation
90 Pratt Oval
Glen Cove, New York 11542

January 11, 2007

VIA EDGAR AND FED EX

Mr. H. Christopher Owings
United States Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 3561
Washington, DC 20549

Re:	Compliance Systems Corporation
Amendment No. 2 to Registration Statement on Form SB-2
Filed on November 2, 2006
File No. 333-134092

Dear Mr. Owings:

This letter has been prepared in response to your request for Compliance Systems Corporation, a Nevada corporation (“Compliance Systems Corporation” or the “Company”), to respond to the comments of the staff of the United States Securities and Exchange Commission (the “Commission” or the “SEC”) as memorialized in your November 17, 2006 letter (the “SEC Comment Letter”) concerning the Company’s Amendment No. 2 to the Registration Statement on Form SB-2 filed on November 2, 2006.

The Company’s responses to the Comment Letter appear below in boldface capitalization after a recitation of the relevant comment.

Prospectus Cover Page

COMMENT 1.
In its current form, the cover page still appears lengthy. For example, the second paragraph following the bullet points appears to contain excess disclosure. Please revise to limit the prospectus cover page to information required by Item 501 of Regulation S-B.

RESPONSE:	We have revised the cover page to include only the information required by Item 501 of Regulation S-B.

Management's Discussion and Analysis of Financial Condition and Results..., Page 22

COMMENT 2.
We note your response to comment 5 in our letter dated August 30, 2006. In your new disclosure on the top of page 25, you state that there is a risk to your business operations that the viability of telemarketing generally could decline if a large number of consumers add their names to the Do-Not-Call list. If material, please consider adding this as a risk factor in your Risk Factors section.

Mr. H. Christopher Owings
January 11, 2007

RESPONSE:
As a response to Comment 5 in the letter dated August 30, 2006, we included additional information of potential trends and uncertainties which may adversely affect our business. We stated that the need for our services would decline if a large number of customers would opt to add their names to the Do-Not-Call list. However, while this may be a risk at some point in the future, it is not a present material risk nor is it a current trend, based on our call counts (which have been increasing - not decreasing - in the last year). The national Do-Not-Call list has existed for over four years, and based on our increasing call counts, we believe the existence of the list has not had a significant impact on our business and telemarketing sales channels in general.

We have modified the disclosure in the ‘Material Trends and Uncertainties’ section to state that we do not believe that the addition of consumers’ names to the Do-Not-Call list poses a material risk at the present time or in the near future.

Sales Channels And Revenue Sources, page 35

COMMENT 3.
On the bottom of page 36 and the top of page 37, you state that you believe that your relationship with VeriSign will continue to be positive in the future otherwise you will enter into an agreement with another company. Please provide a basis for your belief that your relationship with VeriSign will continue to be positive going forward, and please further discuss your options and alternatives, particularly the "three other suitable distributors," should your relationship with VeriSign cease. Also, as you have disclosed that VeriSign has considerable size and financial strength, should you lose VeriSign as your sole distributor, the smaller alternative distributors may not be able to provide you with the same level of services. Accordingly, please add a risk factor to discuss this possible risk, if material.

RESPONSE:
We have added further disclosure in the section ‘Sales Channels and Revenue Sources’ to clarify our relationship with VeriSign and discuss at greater length the options and alternatives we have in the event our relationship with VeriSign would cease.

We believe that our relationship with VeriSign will continue to be positive in the future because this relationship is mutually beneficial. The benefit is in our providing a service to VeriSign which they, in turn, provide to their customers. Specifically, VeriSign has contractual agreements with its customers (which are the telephone carriers) to provide Teleblock®, our patented service. VeriSign’s customers, in turn, have contractual obligations with their customers (who are the telemarketers). Thus, we benefit from the relationship with VeriSign financially, and VeriSign relies on us to provide a service for its own customers.

We have a contractual agreement with VeriSign, which is renewable annually. In the event VeriSign would choose not to renew our contract, we would attempt to enter into similar agreements with companies that perform similar services. Presently, there are three other suitable distributors.

Mr. H. Christopher Owings
January 11, 2007

We do not believe there is a material risk with respect to the financial strength and level of service available from the three alternate distributors in the event VeriSign chose not to renew our contract. The three alternate distributors are Verizon Communications Inc. (VZ), Transaction Network Services Inc. (TNS), and Syniverse Holdings, Inc. (SVR). In the event there is a change in distributor, there is a risk of loss or deferral of business, which we have already accordingly identified in the ‘Risk Factor’ section.

Recent Developments and Our Strategy, page 37

COMMENT 4.
We note your response to comment 11 in our letter dated August 30, 2006 indicating the Jasmin Communications, Inc. and Citadel Telephone Company are the same company, with Citadel being the trade name. We also note that on page 35, you refer to Citadel, or Jasmin Communications, as a division you formed. In Exhibit 10.56, however, Jasmin Communications is characterized as your wholly-owned subsidiary, as opposed to one of your divisions. Please revise to clarify or advise.

RESPONSE:
We have corrected the disclosure regarding Jasmin Communications, Inc. throughout the Registration Statement. Jasmin Communications is now identified as a wholly-owned subsidiary of the Company, and Jasmin Communications adopted the trade name, Citadel Telephone Company, under which it conducts business.

Consolidated Financial Statements, page F-1

COMMENT 5.	Please update your financial statements and other financial information in accordance with Rule 310(g) of Regulation S-B.

RESPONSE:	We have updated our financial statements in accordance with Item 310(g) of Regulation S-B and such updated financial statements are included in this Amendment No. 3.

Item 26. Recent Sa les of Unregistered Securities, page U-1

COMMENT 6.
We note that you have requested a waiver pursuant to Rule 409 under the Securities Act of 1933 for the information regarding the persons or class of persons to whom your predecessor sold securities in Nevada and Washington in December 2003, which is required by Item 701(b) of Regulation S-B. Please tell us why you believe it would pose an unreasonable burden, as to both cost and effort, to learn the requested information. In this regard, you state that it would be a "practical impossibility to do so." Please explain why it would be a practical impossibility to ascertain the requested information.

Mr. H. Christopher Owings
January 11, 2007

RESPONSE:
Since the filing of Amendment No. 2 to the Registration Statement on November 2, 2006, the Company has been able to obtain a list of the subscribers who participated in the December 2003 private placement offering in Nevada and Washington. This information was only recently obtained from a shareholder of GSA Publications who became a shareholder of the Company by virtue of the downstream merger in February 2006. This individual had access to the attorneys involved in the December 2003 private placement who possessed the relevant information. The subscribers to the 2003 private placement offering in the states of Nevada and Washington included: Tripartite Holdings, LLC for 500,000 shares; Sharon da Costa for 500,000 shares; Ramkrishna Singh for 750,000 shares; Luther Jao for 750,000 shares; Harry Jao for 500,000 shares; Amit Sankha for 750,000; Jessika Prasad for 750,000 shares and Cale Corporation for 500,000 shares. The subscription consisted of a total of 5,000,000 shares for total proceeds of $5,000.

As the Company has now disclosed the requested information in Part II of the Registration Statement, it is no longer seeking a waiver from the staff under Rule 409 of the Securities Act. Further, the Company has deleted the presentation of the information required by Item 701(b) of Regulation S-B from Part I of the Registration Statement, as Form SB-2 does not require it to be shown there.

In addition to revising the Registration Statement to reflect the issues discussed above, we have included a Risk Factor in connection with the reduction in staff, and have added similar disclosure to the ‘Material Trends and Uncertainties’ subsection. We want to alert you to this new disclosure because it was brought up by you as Comment 6 in the letter dated August 30, 2006. At that time, the reductions in staff were not part of a trend as they were unrelated events (for instance, the resignation of an officer due to a divorce was unrelated to the resignation of the in-house counsel, which was based on his choice to re-enter private practice). In November 2006, we experienced a further reduction in staff, which coupled with the sales force reduction earlier in 2006, is suggestive of a negative trend. Therefore we have added a risk factor disclosing that there have been reductions in staff due to our working capital deficit, and additionally, have discussed this in the ‘Material Trends and Uncertainties’ subsection on page 22 of Amendment No. 3 to the Registration Statement.

Should you have any questions concerning this response letter, please contact me (516) 656-5155.

Very truly yours,

/s/ Dean Garfinkel
Dean Garfinkel President

cc:	Clayton E. Parker, Esq., Kirkpatrick & Lockhart Nicholson Graham, LLP
Alina S. Pastiu, Esq., Kirkpatrick & Lockhart Nicholson Graham, LLP